EXHIBIT 99.1

NewsRelease

TC Energy files 2022 annual disclosure documents

CALGARY, Alberta – Feb. 14, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) has today filed with Canadian securities authorities:

•Audited Consolidated Financial Statements for the year ended Dec. 31, 2022 with related Management’s Discussion and Analysis (Annual Report); and

•The Company’s Annual Information Form for the year ended Dec. 31, 2022.

In addition, TC Energy filed its Form 40-F for the year ended Dec. 31, 2022 with the United States Securities and Exchange Commission.

Copies of the filed documents are available at sedar.com, sec.gov (for the Form 40-F) and in the Investors section of the Company website at tcenergy.com. Shareholders may request a paper copy of the audited Consolidated Financial Statements, free of charge, by calling the Company at 1.800.661.3805.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Stone Grissom / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522